May 28, 2021 VIA EDGAR United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, D.C. 20549

Attn:	William Schroeder
Michael Volley
Jessica Livingston
David Lin

Re:	FG New America Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed April 28, 2021
File No. 001-39550

Ladies and Gentlemen:

On behalf of our client, FG New America Acquisition Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced amended preliminary proxy statement on Schedule 14A filed on April 28, 2021 (the “Amended Proxy Statement”), contained in the Staff’s letter dated May 19, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its second amended preliminary proxy statement on Schedule 14A (the “Second Amended Proxy Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Second Amended Proxy Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Proxy Statement.

United States Securities and Exchange Commission

May 28, 2021

Revised Preliminary Proxy Statement on Schedule 14A

Unaudited Pro Forma Combined Financial Information, page 130

1.

Please refer to comment 15. Please clarify for us how the Earnout Units are currently recognized and presented in the pro forma financial statements. Please clarify for us why Earnout Units do not require a pro forma adjustment considering that it appears that you are required to recognize them at fair value.

Response: In response to the Staff’s comment, the Company has reviewed how the Earnout Units are recognized and presented in the pro forma financial statements and agrees with the Staff that the Earnout Units require a pro forma adjustment classifying the Earnout Units as equity based on the fair value of the Earnout Units. Accordingly, the Company has revised the pro forma financial statements starting on page 131 of the Second Amended Proxy Statement. Specifically, the Company has (i) revised the total consideration to include the fair value of the Earnout Voting Shares (that correspond to the number of Earnout Units) on page 133 of the Second Amended Proxy Statement, (ii) presented the unaudited pro forma combined balance sheet as of March 31, 2021 to show the pro forma adjustment for Earnout Voting Shares at fair value (see pro forma adjustment “M” on page 141) on page 137 of the Second Amended Proxy Statement, and (iii) revised the unaudited pro forma combined statements of operations for the year ended December 31, 2020 and three months ended March 31, 2021 on pages 139-140 and 138, respectively, of the Second Amended Proxy Statement to reflect the effect of the Earnout Voting Shares in regards to the noncontrolling interest adjustment thereby reducing the net income attributable to common stockholders and reducing the resulting pro forma income per share.

2.

Please revise to clarify the rights of Earnout Units prior to being earned. Specifically, clarify if they have any economic rights. To the extent they have economic rights, please tell us how they are considered in the pro forma income per share calculations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 132 of the Second Amended Proxy Statement to clarify the rights of the Earnout Units and the corresponding Earnout Voting Shares. The Company has revised its income per share calculations to include the effect of Earnout Voting Shares by virtue of (i) adjusting the unaudited pro forma combined statements of operations for the year ended December 31, 2020 and three months ended March 31, 2021 on pages 139-140 and 138, respectively, to reflect the effect of the Earnout Voting Shares in regards to the noncontrolling interest adjustment thereby reducing the net income attributable to common stockholders and reducing the resulting pro forma income per share, and (ii) revising the disclosure related to the weighted average shares outstanding for both basic and diluted in the Net Income Per Share section in order to show the effect of Earnout Voting Shares on page 142 of the Second Amended Proxy Statement. To clarify, the Company has considered the Earnout Voting Shares to be part of non-controlling interests and has increased income allocated to non-controlling interest on a pro rata basis, thereby reducing Basic Net Income Per Share and Fully Diluted Net Income Per Share.

Non-GAAP Measures, page 186

3.	Please tell us in detail and revise to disclose how you calculated the Loan Loss Reserve Adjustment for each period presented.

Response: The Company respectfully advises the Staff that, as OppFi transitions to fair value accounting, there will be no allowance for credit losses on finance receivables and no reserve for repurchase liability for third-party lender losses. The change in these two accounts were previously reflected in Note 2 of OppFi’s audited financial statements. In 2020, the allowance for credit losses on finance receivables increased from $53,145,900 to $55,031,095 and the reserve for repurchase liability for third-party lender losses decreased from $4,977,603 to $4,240,408, leading to a combined change of $1,148,000, which amount represented the pro forma Loan Loss Reserve Adjustment for 2020. OppFi applied this same approach for previous periods. The Company has revised the disclosure on page 191 of the Second Amended Proxy Statement accordingly.

4.

We note your response to comment 20. We also note on page F-34 that you have not yet adopted ASC 326. Please revise here and elsewhere, to replace “expected” with “incurred” to more accurately describe your credit loss model or explain why using the terminology expected credit loss application is more appropriate. Similarly please revise your policy disclosure on page F-31 to remove your reference to “estimated future losses” and tell us how your “Allowance for credit losses on finance receivables” policy complies with GAAP.

Response: In response to the Staff’s comment, the Company has revised its disclosure throughout the Second Amended Proxy Statement, including on page 191, to replace “expected” with “incurred” to explain OppFi’s credit loss model. The Company has also revised OppFi’s policy disclosure on page F-77 to remove references to “estimated future losses”. With respect to OppFi’s “allowance for credit losses on finance receivables” policy, the Company respectfully advises the Staff that, prior to adoption of ASC 326 and election of the fair value option for OppFi’s finance receivables on January 1, 2021, OppFi’s allowance for credit losses reflected management’s opinion of an amount that was adequate to absorb losses incurred in the company’s existing portfolio, in compliance under ASC 450-20.

OppFi’s allowance for credit losses policy was established through a provision for credit losses based on management’s evaluation of the risk inherent in the company’s loan portfolio, the composition of the portfolio, and current economic conditions. This approach involved appropriate segmentation of loan pools, calculation of historical loss rates, and consideration of any required qualitative or environmental components. OppFi utilized a static pool methodology for determining the adequacy of the allowance for credit losses. Under this methodology, management aggregated receivables into static pools consisting of pools by vintage on a monthly basis for which OppFi considers to have similar risk characteristics and are considered smaller-balance homogenous loans. OppFi then analyzed each static pool at specific points in time to estimate losses that are probable of being incurred as of the reporting date. OppFi utilized 60 months of prevailing static pool data as the basis to estimate incurred losses on its portfolio as of December 31, 2020 and December 31, 2019. Utilizing this historical data, OppFi projected the next twelve months of expected losses, which is the timeframe OppFi had determined that losses existing at any given reporting period takes to manifest into realized losses. This assumption was back-tested each year to determine whether the assumption continued to be appropriate. In addition, for the year ended December 31, 2020, OppFi included a qualitative component to the allowance for credit losses in the amount of $4.9 million. Stress testing data, competitive benchmarking and an analysis of loan performance trends considering recent vintage charge-off rates vs. historical charge-off rates were considered in developing this qualitative component.

United States Securities and Exchange Commission

May 28, 2021

5.

We note your response to comment 20 and your revised disclosure in footnote (d). Please tell us in detail how you calculated this adjustment and reconcile the calculation to the fair value measurements for finance receivables, net in Note 10.

Response: The Company respectfully advises the Staff that the change in fair value premium is the difference between the pro forma fair value and the book value as set forth in the following table:

Reconciliation of Change in Fair Value Premium

(in millions)
	Fair Value	Book Value	Fair Value Premium
2019	$309.8	$271.8	$38.0

2020	$287.4	$263.9	$23.5

Change in Fair Value per Note 10			$(14.5)

Additional Adjustment			$(2.4)*

Reported Change in Fair Value Premium			$(16.9)

* Additional adjustment included in proforma calculations which were made with the final adoption of the fair value election for OppFi’s financial statements for the three months ended March 31, 2021.

OppFi Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 248

6.

Please revise to disclose if you legally earn interest on any loans on a basis other than the interest method, such as an accelerated basis. If so, please disclose the percentage of loans or income related to these loans.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 293 of the Second Amended Proxy Statement to clarify that OppFi only earns interest from outstanding loans based on the interest method.

United States Securities and Exchange Commission

May 28, 2021

7.	We note your response to comment 40. Please revise to include a discussion of the changes in your Balance Sheet line items. Refer to Item 303(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 298-299 and 309-310 of the Second Amended Proxy Statement to include a discussion of the changes in OppFi’s balance sheet line items.

Results of Operations, page 252

8.

We note your disclosure on page 252 that you incurred a net loss net loss of $8,038,450, which consisted of $7,852,813 related to change in fair value of warrant liabilities. Please revise to discuss the factors that caused the increase in the fair value of the warrant liability.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 257 of the Second Amended Proxy Statement.

Information About OppFi Company Overview, page 258

9.	As a follow-up to comment 54, please revise the graphic on page 258 so that the footnotes are legible.

Response: In response to the Staff’s comment, the Company has revised the graphic on page 264 of the Second Amended Proxy Statement.

Key Performance Metrics, page 265

10.	We note your response to comment 23. Please revise to disclose the percentage of applications in which lower cost products are identified.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 271 of the Second Amended Proxy Statement to clarify that no offers of lower credit are returned through OppFi’s “TurnUp” process for approximately 90% of applications.

Key Performance Metrics, page 284

11.

We note your response to comment 42 that “OppFi does not use servicing cost per loan as a metric to manage its business, nor does the Company view this metric as material information that promotes an understanding of the operating performance of OppFi.” We also note your disclosure on page 266 where you identify servicing costs as one of the most significant cost drivers and state that “OppFi has been able to optimize its servicing costs per loan.” We further note your disclosure in risk factors on page 75 that “Any incremental increases in loan servicing costs, such as increases due to greater marketing expenditures, could have an adverse effect on our business, financial condition and results of operations.” Please revise to clarify what costs are considered servicing costs and quantify the amounts for each period presented. Additionally, given your existing disclosure noted above, please revise to disclose the servicing cost per loan for each period presented and discuss any significant changes or trends.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 293 and 305-306 of the Second Amended Proxy Statement to include Sales and Servicing Cost Per Loan, which is

United States Securities and Exchange Commission

May 28, 2021

calculated by taking total sales and servicing costs, including customer center salaries, underwriting and reporting costs, and payment processing fees, divided by the average amount of outstanding loans during the applicable period. The Company has also revised the disclosure on pages 293 and 305-306 of the Second Amended Proxy Statement to quantify, and discuss changes and trends in, Sales and Servicing Cost Per Loan for the periods presented.

12

We note your response to comment 43 that “OppFi tracks aggregate originations for purposes of managing its business and does not believe that a breakdown of new and refinanced loans would be material information that promotes an understanding of the operating performance of OppFi”. It appears the disclosure of net originations by new and refinanced loans and the related trends would significantly help an investor understand your business and financial results in a number of ways, including assessing the growth of your customer base and effectiveness of your marketing efforts. We also note your disclosure on page 266 that 75% of a customer’s profitability is derived from refinanced loans. Therefore, please revise to disclose net originations by new and refinanced loans and discuss any significant changes or trends.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 290 and 304 of the Second Amended Proxy Statement to disclose net originations by new loans and discuss changes and trends relating to new and refinanced loans.

13.	We note your response to comment 44 and your revised disclosure. Please revise to rename “total revenue yield” as “average yield” to more accurately describe the measure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 290-291 of the Second Amended Proxy Statement to rename “total revenue yield” as “average yield”.

Marketing Cost per Funded Loan, page 285

14.

We note your response to comment 46 that “OppFi expects any changes in the mix of bank partners to be offset by other channels such that the overall cost per funded loan remains consistent over time.” Please revise to explain this further including your basis for believing that the overall cost per funded loan will remain consistent over time.

Response: The Company respectfully advises the Staff that the reference to bank partners in this context was misplaced, as OppFi’s marketing cost per funded loan is impacted by its strategic third-party referral relationships rather than its bank partners. The Company has revised the terminology and disclosure on pages 291-292 of the Second Amended Proxy Statement to clarify that OppFi expects any changes in channel mix of strategic third-party referrals to be offset by direct mail and other channels.

United States Securities and Exchange Commission

May 28, 2021

15.

Please refer to comment 46. We note your disclosure on page 286 that “OppFi’s marketing cost per funded loan has decreased from $79 in 2018 to $62 in 2020 driven by OppFi’s shift in customer acquisition channels away from direct mail to more cost effective channels including partnerships and re-marketing.” Please revise to clarify how partnerships are more cost-effective considering your disclosure that Bank partner costs are typically 5% to 10% higher than the overall cost per funded loan and/or revise to clarify the reasons for your lower cost per funded loan.

Response: As noted above in response to comment 14, the Company has revised the terminology and disclosure on pages 291-292 of the Second Amended Proxy Statement to clarify that strategic third-party referrals are more cost effective than direct mail (with costs typically 20% lower) but that cost per funded loan of strategic third-party referrals is typically 5% to 10% higher than the overall cost per funded loan of OppFi’s entire portfolio due to the impact of other lower cost channels (including search engine optimization and e-mail).

Income Recognition, page F-29

16.

We note your response to comment 50 and your accounting policy on page F-29 that you do not accrue income on loans 90 days past due on a contractual basis. Please tell us or revise to clarify how finance receivables on nonaccrual status at December 31, 2020 of $7,559,700 (F-36) are less than finance receivables 90+days delinquent on a contractual basis $13,078,710 (F-37) based on your disclosed policy.

Response: The Company respectfully draws the Staff’s attention to the accounting policy on page F-49 pursuant to which the Company discontinues and reverses the accrual of interest income on installment contracts at the earlier of 60 days past due based on a recency basis or 90 days past due based on a contractual basis. The recency basis considers receivables delinquency based on the date of the most recent qualifying payment. The contractual basis considers receivables delinquency based upon the contractual due date. Therefore, it is possible for a receivable to be current on a recency basis and 90+ days past due on a contractual basis. The recency basis is an important concept in the non-prime sector because a typical customer may not have a significant cash reserve and a payment signifies the customer’s commitment to repaying his or her debt, which can justify keeping the applicable receivable in an accruing status.

On page F-56 is a table that reflects recency delinquency, and each of the receivables in the 60 to 89 day category is illustrated as on non-accrual. As disclosed on page F-49, OppFi charges off any loans that become 90 days past due (or earlier if bankrupt or otherwise deemed uncollectible).

OppFi first applies the 60 day criteria and reverses any interest income accrued. Next, OppFi reviews the remaining loans which remain on accrual and then reverses accrued interest receivable on the accounts that remain which are 90 days past due on a contractual basis.

* * *

Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP